UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 3, 2011	By:	/S/ Xavier Pichon
	Name:	Xavier Pichon
	Title:	Head of Investor Relations

France Telecom
1Q11 results

Gervais Pellissier
Deputy CEO & CFO

May 3rd. 2011

france telecom


orange

cautionary statement

this presentation contains forward-looking statements about France Telecom's business, in particular for 2011 and 2012. Although France Telecom believes these statements are based on reasonable assumptions, the actual occurrence of the forecasted developments is subject to numerous risks and uncertainties, including matters not yet known to France Telecom or not currently considered material by France Telecom, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other factors, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the "Conquests 2015" industrial project and of other strategic initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.

more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French *Autorité des Marchés Financiers* and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

agenda

1 1Q11 highlights

2 business performance

3 agenda

1 1Q11 highlights

1Q11 highlights

1Q results in line with FY business trends and guidance

1Q operational trends	▪ +18m Group yoy** customers at 216 million ▪ France: continued success of Open offers (~500k), mobile revenue posting +2%* growth despite impact of the VAT episode, broadband net adds market share ~20% ▪ Spain: +4%* growth, both on personal and home, with mobile still outperforming market trends and continued improvement on broadband ▪ Poland: satisfactory yoy net adds trends both in mobile and broadband ▪ ROW: positive trends in Europe ex. regulation, Africa & Middle East growing by 5.8%* ex. regulation and Egypt ▪ Enterprise: 4th quarter in a row of improving trend
1Q restated EBITDA*** margin erosion limited to -1.3pts* despite VAT episode	▪ restated EBITDA*** margin erosion limited to -0.8pt excluding the specific impact of the VAT episode in France and implied additional commercial volatility and costs increase (-€70m) ▪ EBITDA margin also impacted by the ongoing situation in Egypt (by –0.2pt) and Ivory Coast

* cb ** including 40% of Meditel in 1Q11 *** restatements from part-time senior plan €19m in 1Q11 and €17m in 1Q10

1Q11 highlights

further progress along the path towards Conquests 2015

major events along the path towards Conquests 2015		
	agreement signed on Strategic Workforce planning to facilitate staff career development	
our employees	content rationalization	
	– negotiations to acquire 49% stake in Dailymotion	< €60m
	– announcement to create a JV with Canal+ to merge Orange cinema series and TPS Star*	50/50 JV
our networks	M&A: getting closer to the target of doubling revenues in AMEA by 2015	
	– Korek Telecom: JV formed with Agility to acquire a 44% stake in Korek Telecom	2010-2014 revenue CAGR in overall Irak 30%
our customers	re-focus on core business:	
	– Emitel planned disposal in Poland*	PLN1.7bn sale price and PLN1.2bn gain on disposal of assets
	opex and capex optimization:	
	– green light obtained for RAN sharing agreement with DT in Poland	several hundreds of millions of PLN savings over the next 5 years
international development	– agreement with DT to form a 50/50 procurement JV*	~€900m annual OPEX and CAPEX savings for FT from 2015 & beyond
	major commercial deal:	
	– 2G/3G roaming agreement with Iliad	~€1bn of incremental revenues over 6 years

new achievements on conquests 2015 plan

*subject to Authorities approval

DT-FT project of strategic agreement in procurement
major savings: up to €900m per year by 2015 and beyond

project of organization of the procurement JV operations



Deutsche Telekom
2 board directors from DT
2 board directors from FT
France Telecom
50 %
50 %
JV
staffed by Deutsche Telekom
staffed by France Telecom
procurement subsidiary in Bonn
procurement subsidiary in Paris
100%
100%

OPEX and CAPEX base and related savings

in €m



OPEX
CAPEX
200-400
500-600
~800
<900
2012
2013
2014
2015 and beyond

insight

- areas covered by the project of JV are the parent companies' core purchases in:
  - network equipment & services, including service platforms
  - customer equipment, including terminals
  - IT
- areas address €12bn spendings in all countries of operations*
- the project of JV aims at improving cost positions and better cooperate with a consolidated vendor industry
- progressive ramp-up in cash savings (OPEX and CAPEX)

*excluding T-Mobile US

key financial achievements
1Q11 in line with expected FY business trends

in €m	1Q10 cb	1Q11 actual	var. comp basis	key points
revenue	11,382	11,228	-1.4%	▪ regulation impact: -€194m ▪ VAT impact: -€46m ▪ 1Q excl. regulation: +0.4% yoy
restated EBITDA*	3,936	3,734	-5.1%	▪ regulation impact -€54m
in % of rev	34.6%	33.3%	-1.3pts	▪ excluding VAT episode, EBITDA margin erosion is limited to -0.8pt
CAPEX	938	1,081	+15.3%	▪ 1Q11 CAPEX to sales ratio back to normal after exceptionally low 1Q10
in % of rev	8.2%	9.6%	+1.4pts	▪ in line with FY guidance around 13% of revenues
restated EBITDA*– CAPEX	2,998	2,653		▪ double phasing effect: low CAPEX in 1Q10 and EBITDA margin erosion in 1Q11

* restatements from part-time senior plan €19m in 1Q11 and €17m in 1Q10

a diversified portfolio of assets with complementary dynamics

1Q11 yoy revenue variation excluding regulation


yoy var.* 1Q11 in millions of euros
-34
+58
-26
+60
-25
-19
+26
+40
France
Spain
Poland
ROW exc. Egypt
Egypt
Enterprise
ICSS&elim
total Group

	France	Spain	Poland	ROW exc. Egypt	Egypt	Enterprise	ICSS&elim	total Group
yoy var.* 1Q11 in %	-0.6%	+6.5%	-2.7%	+3.4%	-7.5%	-1.0%		+0.4%
yoy var.* 1Q10 in %	+0.3%	+2%	-4.8%	+3.6%	-2.2%	-7.0%		-0.3%

* cb

+0.3pt EBITDA margin excl. commercial costs increase

restated EBITDA* evolution in 1Q11



in €m
total VAT impact in 1Q11: -€70m on EBITDA
o/w -€24m incremental SAC/SRC
34.5%
3,784
-2
+154
34.6%
3,936
+86
-54
-46
-3
34.9%
3,919
o/w
-24
-185
33.3%
3,734
1Q10 actual
forex
perimeter
1Q10 cb
revenue excl. reg & VAT increase
regul.
revenue impact from VAT increase
other
EBITDA pre-commercial costs variation
commercial costs
1Q11

* restatements from part-time senior plan €19m in 1Q11 and €17m in 1Q10

ongoing allocation of opex decrease to customer development

OPEX base excl. commercial costs decreasing by 2.3%*



in €m
-2.3%
5,981
5,845
2,238
1,191
2,552
2,226
1,123
2,496
1Q10 cb
1Q11
labour
other costs ex.commercial costs
interconnection costs

insight

- decrease of OPEX base excluding commercial costs by -2.3%* mainly driven by interconnection costs evolution
- commercial cost increase in 1Q
  - partly due to incremental commercial volatility linked to the VAT episode
  - mainly concentrated in France and Spain, in relation with the level of commercial activity (gross adds) and to the mix effect (smartphones)

commercial costs increase mainly concentrated in France and Spain…



in €m
+185
1,482
+24
+88
+32
+41
1,667
1Q10cb
Incremental SAC/SRC due to VAT episode
France ex VAT
Spain
other
1Q11

…explained by strong commercial activity and success of smartphones



+16%
volume effect
+14%
mix effect
x 2
29%
58%
1Q10
1Q11
commercial costs in France & Spain
1Q10
1Q11
contract gross adds in France & Spain:
other devices
smartphone

* cb

1Q11 CAPEX

FY confirmed guidance around 13%

CAPEX: €1,081m (9.6% CAPEX/sales)

in €m


938
+82
+38
+23
1,081
8.2%
9.6%
CAPEX 1Q10 cb
France
Poland
other
CAPEX 1Q11

insight

- CAPEX to sales rate in 1Q11 at 9.6% after an exceptionally low 1Q10 cb at 8.2%

France

- acceleration of FTTH program leading to €36m investments
- increase of CPE's investments driven mainly by the success of Open offers and related to the focus on QoS through boxes

Poland

- increase of mobile investments to sustain QoS and the launch of high speed mobile broadband (HSPA+) in 4Q10
- increase of IT investments related to wholesale programs and to the launch of new offers
- sustained investments in fixed network aimed at increasing TP's triple play penetration

ROW

- lower investments in Egypt and Ivory Coast
- acceleration of mobile roll-out in Niger and Mali to support the growth
- higher investments on submarine cables in particular ACE

2 business performance

1Q11 France financials

strong performance of mobile business

1Q11 France revenue*: -2.5%
(-0.6% excl. regulatory impacts)

in €m	1Q10 cb	1Q11	var in cb
revenue	5,767	5,623	-2.5%
personal	2,624	2,676	+2.0%
home	3,402	3,236	-4.9%
elimination	-259	-290	

insight

- VAT change impacted revenue by -€46m (home: -€13m, personal: -€33m)
- mobile revenue (+2%, +5.9% ex-reg)* proved to be very resilient thanks to our value protection strategy in marketing
- data segmented offers starts showing effects: voice revenue decrease more than offset by growth of non-voice revenue
- PSTN line losses slightly increasing, but fully consistent with positive commercial momentum in naked DSL and 4Play. Broadband revenue growth impacted by last year reprice effect (Feb. & June) and VAT (January only)

1Q11 mobile revenue*: +2.0%
(+5.9% excl. regulatory impacts)



in €m
2,624
-98
+25
-92
+128
+89
2,676
1Q10 cb
regulatory impacts
customer base
voice
non-voice
other (inc. Open)
1Q11

1Q11 home revenue*: -4.9%
(–3.9% excl. regulatory impacts)



variance in thousands of lines
+137
-453
-133
+314
-471
-213
var 1Q10 vs 4Q09
var 1Q11 vs 4Q10
PSTN only
PSTN & ADSL
naked DSL (incl. 4P)



in €m
3,402
-33
-158
+14
+11
3,236
1Q10 cb
regulatory impacts
PSTN
internet
wholesale & others
1Q11

* yoy on cb

1Q11 France personal KPIs
stable network market share

stable network market share



network market share
retail market share
46.4%
47.1%
47.1%
46.9%
46.6%
46.6%
46.6%*
42.7%
43.1%
42.8%
42.5%
42.3%
42.1%
41.6%*
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11

strong growth in data revenue thanks to an increased level in smartphone penetration

in % of service revenue



+10.2pts
25.7%
30.4%
35.9%
12.3%
15.3%
18.5%
13.4%
15.1%
17.4%
1Q09
1Q10
1Q11
data only revenue
sms revenue
+13pts
17%
26%
30%
1Q10
4Q10
1Q11
smartphones as a % of contract ** customer base

insight

- highest level of commercial activity in 1Q due to the noise created by the VAT episode
- contract churn reaching an unprecedented level of 15.8% mostly due to customer appetite on handset renewal
- contract customer base almost at equal level (-86k) with strong commercial efforts targeted to high value customers (both in acquisition and retention): a large part of the leakage is coming from low-value contracts
- strong Orange MVNO's net adds reflecting successful orange marketing & wholesale strategy to protect value-customer base & top-line
- ARPU excluding regulation at +1.6% thanks to a strong increase in data revenue (+16.6% yoy)

annual rolling ARPU evolution

in €



-3.2% and
+1.6% excl. regulation
data
sms
voice
397
58
52
287
+16.6%
384
67
58
259
1Q10 cb
1Q11

* company estimates

**excluding M2M & IEW contracts

1Q11 France home KPIs
commercial reconquest confirmed

ADSL market share & conquest share



ADSL market share
ADSL net adds
47.0%
46.6%
46.3%
46.0%
45.7%*
0%
19.2%
27.6%
29.2%
~20.0%*
1Q10
2Q10
3Q10
4Q10
1Q11

ARCEP market figures

insight

- resilient commercial performance, +89k ADSL net adds before April launch of new segmented offers
- broadband ARPU decrease by -€0.5 including a -€0.4 VAT effect
- strong performance of Open, with 209k net adds in 1Q11
- Open still being a strong conquest tool with over 50% of 1Q sales bringing new mobile and/or new internet customers

improving ARPU home usage driven by better broadband mix

in €/month



Internet
PSTN
+1%
34.5
34.8
15.0
16.8
19.4
18.0
1Q10
1Q11
home usage
annual rolling
-1.4%
(flat ex-VAT)
services
access
36.2
35.7
7.9
7.3
28.3
28.4
broadband
quarterly
1Q10
1Q11

continuous success of Open

customer base in thousands of subscribers



acquisition
migration
+70%
300
509
FY10
1Q11

* company estimates

1Q11 Spain financials
acceleration of revenue growth

1Q11 Spain revenue*: +4.0%
(+6.5% excl. regulatory impacts)

in €m	1Q10 cb	1Q11	var in cb
total Spain	923	959	+4.0%
personal	759	789	+4.0%
home	164	170	+4.1%

revenues growth confirmed outperformance*



Orange Spain
Orange Spain, excl. reg.
GDP**
-1.4%
-0.2%
1.9%
2.0%
2.9%
3.3%
3.1%
6.5%
0.9%
4.0%
0.0%
0.2%
0.6%
0.6%
-5.5%
-4.7%
-3.3%
-2.8%
-1.8%
-0.8%
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11

insight

- acceleration of revenue recovery
- revenue growth at +6.5% excluding regulation
  - personal revenue growing by +7.0% excluding regulation, driven by mobile customer base increase, data revenue take-off and MVNO
  - home revenue +4.1% driven by sustained ADSL base expansion and ARPU growth

1Q11 mobile revenue*: +4.0%
(+7.0% excl. regulatory impacts)

in €m



759
-22
+39
-23
+19
+17
789
1Q10 cb
regulatory impact
customer base
voice
non voice
other incl. MVNO
1Q11

* yoy on cb ** source: Eurostat (except 1Q source Spanish Bank Savings Federation - FUNCAS)

1Q11 Spain KPIs

sustained commercial momentum in mobile, improving trend in ADSL

strong increase of contract net adds

in thousands



+4.4%
11,552
12,059
6,747
+7.5%
7,250
4,805
4,809
1Q10
1Q11
contract
prepaid
+23.8%
+89
+76
+116
+201
+111
1Q10
2Q10
3Q10
4Q10
1Q11
contract net adds

mobile annual rolling ARPU evolution

in €



data
sms
voice
-0.9%
+3.4% ex reg.
266
22
21
223
+29.7%
263
28
20
215
1Q10 cb
1Q11

insight

- mobile customer base increased by +4.4% driven by animals offers and smartphones:
  - strong sales performance with positive portability balance and leadership in iPhone sales
  - contract churn continuous improvement
- mobile ARPU +3.4% excluding regulatory impact
  - Improving customer mix
  - data ARPU increase by +29.7% thanks to mobile browsing penetration and data take-off
- ADSL positive net adds for the third quarter in a row and broadband ARPU increase of +1.9% pushed by VoIP penetration

broadband ARPU and net adds strongly improving

in thousands



0
-3
+7
+25
+35
1Q10
2Q10
3Q10
4Q10
1Q11
broadband net adds

in €



+1.9%
31.3
31.9
1Q10
1Q11
quarterly broadband ARPU

1Q11 Poland financials
resilient revenue trend despite regulation impact

1Q11 Poland revenue*: -3.7%
(-2.7% excl. regulatory impacts)

in €m	1Q10 cb	1Q11	Var in cb
revenue	982	946	-3.7%
personal	460	471	+2.2%
home	586	540	-7.8%
eliminations	-64	-65	

insight

- mobile revenue growing (+4.5%) excl. regulatory impacts driven mainly by increase in customer base
- mobile offers "animals" sustaining the development of smartphones sales and designed to increase value and preserve ARPU
- fixed voice revenue still declining driven by lower usage, fixed-to-mobile substitution & regulatory effects
- successful broadband offers thanks to higher speed and TV offers will allow to create additional value

mobile revenue*: +2.2%
(+4.5% excl. regulatory impacts)



in €m
460
-10
+19
-11
+1
+12
471
1Q10 cb
regulatory impact
customer base
voice
non-voice
others
1Q11

variation of retail fixed line stabilized and change in home revenue



PSTN only
variance in thousands of lines
-214
var. 3Q10 vs 2Q10
-224
var. 4Q10 vs 3Q10
-191
var. 1Q11 vs 4Q10



in €m
586
-42
-5
+1
540
1Q10 cb
PSTN
broadband
wholesale & other
1Q11

* yoy on CB

1Q11 Poland KPIs

growing mobile customer base, development of TV and speed in broadband

645k additional mobile customers

in thousands



contract
prepaid
+4.7%
13,774
14,420
6,713
+3.7%
6,962
48.3%
7,062
7,457
51.7%
1Q10
1Q11

stabilized mobile annual rolling ARPU and momentum in net adds

in €



-1.5%
131
129
34
33
97
96
1Q10 cb
1Q11
data
voice

in thousands



+44%
+61
+88
1Q10
1Q11
mobile net adds

insight

- growth of the customer base by +4.7% including mobile contract customers up by +3.7% to over 6.9 million, representing more than 48% of the customer base
- momentum in mobile net adds +44% yoy
- mobile ARPU stabilized with -1.5% variation of which share of data representing 26%, providing room for growth with 28% share of smartphones in contract customers sales
- 42% broadband sales mix done with 6 Mb/s + reinforcing the competitive positioning of TP
- 25% TV penetration in 1Q11 vs 18.4% in 1Q10

broadband sales mix and TV client base



6Mb/s and faster
up to 6Mb/s
7%
93%
42%
58%
1Q10
1Q11
broadband sales mix

in thousands



+38%
417
577
1Q10
1Q11
TV client base

1Q11 ROW

positive trend in AMEA excluding Egypt, revenue under pressure in Europe due to regulatory effects

ROW revenue*: +1.7% excl. reg.

in €m	1Q10 cb	1Q11	var in cb
total ROW	2,153	2,136	-0.8%
▪ Africa & Middle East	914	919	+0.5%
▪ European countries	1,111	1,077	-3.1%
▪ other	131	143	+9.5%
▪ eliminations	-3	-3	

personal customer base up by +23% yoy**

in millions



+23%
Dom. Rep. & other
Europe
A&ME
73.3
2.8
21.5
49.0
90.1
3.0
21.6
65.5
1Q10
1Q11

insight

- Africa & Middle East: revenue growth at +5.0% excl. Egypt (-€25m), driven by Cameroon (+€11m), Jordan (+€5m) & New Operations (+€9m) such as Niger & Uganda
- European countries: excl. reg. effects (-€47m), which significantly hit both Belgium & Switzerland, underlying revenues grew by +1.2%
  - #1 value & volume M/S maintained in Romania despite ongoing price competition & macro pressure
- other: helped by a good performance in the Dominican Republic

operations affected by political unrest in 1Q11

- Mobinil: 1Q11 mobile revenues down by -8% yoy, impacted by the crisis, with tourism-related "roaming" revenues down by -50% yoy
  - mobile customer base up by +16% yoy to 30.4 million customers but revenues are offset by a -22% drop in ARPU to EGP25/month reflecting the 1Q situation and ongoing pricing issues
- Ivory Coast: revenues contracted by -2.5% in 1Q11 after growth of +11% in 4Q10 with a further degradation in the humanitarian & economic situation seen in April but with the possibility of a return to a more normal situation towards the end of 2Q11
- Orange Tunisia: operations progressively returning to normal; our 49% shareholding remains unchanged and the associated shareholder agreements are also not impacted by the change in the political situation

* yoy on CB

** including Meditel at 40% in 1Q11

1Q11 Enterprise financials

continued improvement in revenue from early 2010, driven by services

enterprise revenue*: -1.0%

in €m	1Q10 cb	1Q11	Var in cb
total enterprise	1,803	1,784	-1.0%
business network legacy	685	614	-10.4%
others incl. ERS	196	220	+11.8%
advanced business network	586	593	+1.1%
extended business services	335	358	+6.8%

insight

- continued improvement in revenue trend with 1Q11 at -1.0% vs 1Q10 at -7.0%
  - business network legacy: revenue still impacted by migrations to new technologies, competition and customer rationalization moves
  - others. incl. ERS: favorable trend driven by key customer project deliveries in 1Q11 and Globecast signings
  - advanced business network: continued growth in VoIP & high-speed solutions in a context of IPVPN's maturity
  - extended business services: continued recovery with a 6.8% growth compared to -5.2% in 1Q10, sustained by some key customer project deliveries with large milestones

enterprise revenue continued improving trend in % yoy*



+0.4%
-3.8%
-5.1%
-5.4%
-7.0%
-4.9%
-3.7%
-3.5%
-1.0%
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11

1Q11 commercial milestones and recognition

- Orange Business Services expands Telepresence interconnection with Tata Communications
- Veolia Water and Orange launch m2o city, a smart metering operator
- announcement of the renewal of a 6-year IT system management contract with GDF Suez
- OBS reconfirmed in Gartner's leader quadrants for global and European data services

* yoy on cb

Everything Everywhere

mobile service revenue growth 1.6% ex regulation £m



0.4%
1.6%
-18
+73
-49
1,548
1,530
1,554
Q1 10*
regulation
Q1 10 ex regulation
postpaid
prepaid
Q1 11

mobile blended monthly ARPU growth



+1.1%
+3.8%
£18.9
£18.4
£19.1
Q1 10*
Q1 10 ex regulation
Q1 11

improving value mix of customer base



Mobile
0%
27.0m
27.0m
prepaid
postpaid
15.8m
59%
14.9m
55%
11.2m
41%
+8.1%
12.1m
45%
Q1 10
Q1 11

insight

- underlying mobile service revenue growth of 1.6% driven by postpaid base growth, partially offset by impact of prepaid base decline.
- blended ARPU post regulation increases by 1.1% yoy, 3.8% underlying
- postpaid churn** improves to 1.3%, from 1.5% yoy
- continued focus on securing future value through investment in postpaid growth and longer term commitments
  - 63% (37% Q1 10) of customers on 24-month contracts
  - 84% (62% Q1 10) of postpaid connections are smartphones
- 15.1m customers roaming across both 2G networks
- improved coverage should drive further churn reduction

* Pro forma unaudited figures ** monthly average (3 month rolling)

everything everywhere orange T-Mobile

3 agenda

agenda

May 31st	Investor Day
June 7th	Annual General Meeting
June 10th	ex-dividend date*
June 14th	record date*
June 15th	dividend payment €0.8 per share as the remaining part of the FY2010 €1.4 dividend*
July 28th	1H11 results publication

* subject to AGM approval